FOR IMMEDIATE RELEASE

Contact: Paul Breitnauer
Phone: 608-232-0402

CAPITOL TRANSAMERICA CORPORATION REPORTS INCREASES IN QUARTERLY PREMIUMS AND EARNINGS

Madison, Wisconsin, October 25, 2000 – With a continuing trend of strong revenue growth, Capitol Transamerica Corporation (NASDAQ: CATA) reported a 20.2% written premium increase from $20.8 million to $25.0 million for the three months ended September 30, 2000 over the 1999 period. Substantial premium growth occurred in all lines with the property-casualty business segment increasing slightly more than fidelity-surety.

Net income for the third quarter of 2000 was $3.3 million or $0.30 per share (diluted unless otherwise noted) vs. $3.1 million or $0.28 per share for the same period in 1999. Net operating earnings (excluding after-tax realized investment gains) for the quarter were $1.2 million or $0.11 per share vs. $1.5 million or $0.13 per share last year.

Year-to-date gross written premiums for the nine months ended September 30 were $76.8 million, a 17.3 % increase over the $65.5 million level for the first nine months of 1999. The nine-month written premium volume represents an all-time high for the Company. Year-to-date net income, including $4.7 million of after tax realized investment gains, was $12.4 million, or $1.11 per share. This compares to earnings of $14.4 million, or $1.27 per share, including $5.1 million of after tax realized investment gains, for 1999.

Higher than expected claims activity for Contract Bond Surety business resulted in a combined ratio of 93.5% through nine months of 2000 compared to a 90.8% ratio for the same time period in 1999. The Company's combined ratio continues to compare very favorably to the industry-wide average, which was 108.3% through June 30, 2000.

Total assets increased 7.8% since year-end 1999 from $257.6 million to $277.1 million. Unearned premiums increased $6.9 million over the same span, which should result in a benefit to bottom line earnings in future periods.

With total shareholders' equity of $143.8 million at September 30, 2000, book value per share calculated on shares outstanding increased 10.1% to $13.01 from the December 31, 1999 book value of $11.82, based on $133.2 million in equity at that time. The Company continued its regular dividend payment of $0.07 per share during the third quarter.

Commenting on the results, Chairman George A. Fait stated that "We are pleased with the Company's premium growth of more than 17% thus far in 2000. Additionally, we feel that this top line growth can be maintained as pricing levels in general continue to firm up and our property-casualty rate increases take effect. Some unexpected loss activity, along with general overhead costs, have increased our combined ratio over last year. Management therefore continues to concentrate on underwriting results to bring loss levels more in line with historical experience and expects the future increase in earned premiums to compensate for the expense factors. Along with the increased book value, the premium growth and our focus on minimizing claims experience bodes well for our shareholders and the Company's future."

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CAPITOL TRANSAMERICA CORPORATION

SELECTED FINANCIAL DATA

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share)

	Nine months ended September 30,		Three months ended September 30,	
	2000	1999	2000	1999
REVENUES				
Gross premiums written	$ 76,777	$ 65,474	$ 25,019	$ 20,815
Net premiums written	$ 71,335	$ 61,433	$ 23,439	$ 19,415
Net premiums earned	$ 64,833	$ 62,486	$ 22,752	$ 20,969
EXPENSES				
Claims and claim expenses	37,740	33,160	15,694	13,371
Other underwriting expenses	23,959	23,232	8,227	8,090
Total Losses and Expenses Incurred	61,699	56,392	23,921	21,461
Underwriting income (loss)	3,134	6,094	(1,169)	(492)
Investment income	6,800	6,739	2,297	2,300
Realized investment gains	7,275	7,796	3,296	2,536
Other income	253	181	96	52
Income Before Income Tax	17,462	20,810	4,520	4,396
Income tax expense	5,066	6,445	1,197	1,289
NET INCOME	$ 12,396	$ 14,365	$ 3,323	$ 3,107
EARNINGS PER SHARE- BASIC	$ 1.11	$ 1.28	$ 0.30	$ 0.28
EARNINGS PER SHARE- DILUTED	$ 1.11	$ 1.27	$ 0.30	$ 0.28

COMPARATIVE FINANCIAL HIGHLIGHTS - Nine Months Ended September 30,
(in thousands, except per share)

	2000	1999	1998	1997	1996
PER SHARE INFORMATION:					
Book value per share	$ 13.01	$ 12.02	$ 11.65	$ 12.11	$ 9.62
Income per share-diluted	1.11	1.27	1.18	0.59	1.06
COMPANY STATISTICS:					
Gross premiums written	$ 76,777	$ 65,474	$ 68,228	$ 75,017	$ 67,444
Underwriting income (loss)	3,134	6,094	4,118	(1,508)	8,214
Net investment income	6,800	6,739	6,892	6,241	5,261
Realized investment gains	7,275	7,796	7,569	4,030	2,590
Other income	253	181	76	21	82
Consolidated gross income	17,462	20,810	18,655	8,784	16,147
Consolidated net income	12,396	14,365	13,300	6,661	11,741
Consolidated net operating earnings	7,667	9,298	8,380	4,042	10,058
Cash and invested assets	224,919	221,534	221,856	226,816	171,111
Total assets	277,138	264,026	265,271	274,423	207,856
Shareholders' investment	143,819	135,388	130,692	135,250	106,575
Dividends paid	2,339	2,375	2,372	3,487	2,979
INSURANCE OPERATING RATIOS, STATUTORY BASIS:					
Loss and loss adjustment expenses	58.4%	53.3%	59.4%	68.2%	51.5%
Underwriting expenses	35.1%	37.5%	34.4%	33.0%	31.8%
Combined ratios	93.5%	90.8%	93.8%	101.2%	83.3%

CONSOLIDATED BALANCE SHEETS

	September '01	December '00	September '00
ASSETS			
Investments:			
Available-for-sale investments, at fair value:			
U.S. Government bonds (cost [illegible])	$ 37	$ 43	$ 45
State and municipal bonds (cost [illegible] respectively)	83,484	82,075	81,575
Corporate bonds (cost $1,102, $1,124 and [illegible])	1,075	1,054	840
Common stock (cost [illegible] respectively)	116,540	116,657	110,574
Preferred stock (cost [illegible])	[illegible]	[illegible]	[illegible]
Investment real estate	10,044	10,540	10,327
Short-term investments	[illegible]	[illegible]	[illegible]
Total Investments	223,440	218,085	220,670
Cash	[illegible]	[illegible]	[illegible]
Receivable	78,703	77,324	73,445
Other assets	[illegible]	16,026	17,245
TOTAL ASSETS	[illegible]	[illegible]	[illegible]
LIABILITIES			
Reserves for losses and loss adjustment expenses	[illegible]	[illegible]	[illegible]
Unearned premiums	40,340	39,454	40,013
Other liabilities	10,177	7,086	10,108
TOTAL LIABILITIES	$ 133,310	$ 124,306	$ [illegible]
SHAREHOLDERS' EQUITY			
Common stock, $1.00 par value, [illegible] shares, issued 11,5[illegible], 11,539 and 11,536 [illegible]	$ [illegible]	$ 11,539	$ [illegible]
Paid-in surplus	22,728	22,595	22,571
Accumulated other comprehensive loss, net of tax benefit of [illegible]	([illegible])	([illegible])	([illegible])
Retained earnings	[illegible]	[illegible]	[illegible]
Less treasury stock, [illegible] shares respectively, at cost	([illegible])	([illegible])	([illegible])
TOTAL SHAREHOLDERS' EQUITY	[illegible]	[illegible]	[illegible]
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ [illegible]	$ [illegible]	$ [illegible]
SHAREHOLDERS' EQUITY PER SHARE	$ 13.01	$ 11.82	$ [illegible]
SHARES OUTSTANDING	[illegible]	[illegible]	[illegible]